May 22, 2019

Matti M. Masanovich
Executive Vice President and Chief Financial Officer
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, Michigan 48033

       Re: Superior Industries International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-06615

Dear Mr. Masanovich:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Note 24. Quarterly Financial Data (Unaudited), page 77

1. Please tell us in further detail the nature of the error you identified related to the classification of foreign currency translation adjustments associated with the European non-controlling redeemable equity. Please quantify for us the amount by which each financial statement line item including EPS was impacted in each of the quarterly periods ended June 30, 2018 and September 31, 2018.
2. It appears per the table that the corrected EPS for the period ended June 30, 2018 is a Net
      Loss of $0.02 per share , however the EPS for June 30, 2018 per the Form 10-Q is Net
      Income of $0.09 per share, accordingly please tell us in further detail how you determined that correction of the error was immaterial.

       We remind you that the company and its management are responsible for the accuracy
 Matti M. Masanovich
Superior Industries International, Inc.
May 22, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameMatti M. Masanovich                     Sincerely,
Comapany NameSuperior Industries International, Inc.
                                                          Division of
Corporation Finance
May 22, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName